Free Writing Prospectus to Preliminary Terms No. 5,792

Registration Statement Nos. 333-250103; 333-250103-01

Dated July 21, 2022; Filed pursuant to Rule 433

Morgan Stanley

3-Year EMB Market-Linked Notes

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary terms referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Issue price:	$10 per note
Stated principal amount:	$10 per note
Pricing date:	July 29, 2022
Original issue date:	August 3, 2022 (3 business days after the pricing date)
Maturity date:	August 1, 2025
Interest:	None
Underlying shares:	iShares® J.P. Morgan USD Emerging Markets Bond ETF (EMB)
Payment at maturity:

The payment due at maturity per $10 stated principal amount will equal:

$10 + supplemental redemption amount, if any.

In no event will the payment due at maturity be less than the stated principal amount.

Supplemental redemption amount:	(i) $10 times (ii) the share percent change times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0 per note.
Participation rate:	100%
Share percent change:	(final share price – initial share price) / initial share price
Initial share price:	The closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the determination date times the adjustment factor on such date
Determination date:	July 29, 2025, subject to postponement for non-trading days and certain market disruption events
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
CUSIP / ISIN:	61774B754 / US61774B7543
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/0000895421/000183988222015952/ms5792_fwp-08003.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlying Shares	Return on Notes
+50%	50%
+40%	40%
+30%	30%
+20%	20%
+10%	10%
+5%	5%
0%	0%
-5%	0%
-10%	0%
-20%	0%
-30%	0%
-40%	0%
-50%	0%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the notes is approximately $9.223 per note, or within $0.45 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the notes is not linked to the price of the underlying shares at any time other than the determination date.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●Investing in the notes is not equivalent to investing in the underlying shares or the securities composing the share underlying index.

●The notes will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Shares

●The underlying shares are subject to significant risks, including interest rate-related and credit-related risks.

●The iShares® J.P. Morgan USD Emerging Markets Bond ETF is subject to risks associated with emerging markets securities.

●The performance and market price of the underlying shares, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the underlying shares.

●Adjustments to the underlying shares or the share underlying index could adversely affect the value of the notes.

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the notes.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.